Exhibit 21.1

Subsidiaries of Trinity Capital Corporation

Los Alamos National Bank, a national banking organization
with its Subsidiaries TCC Advisors Corporation, a New Mexico Corporation, Finance New Mexico Investment Fund, IV, LLC, a Delaware Limited Liability Company, Finance New Mexico-Investor Series IV, LLC a New Mexico Limited Liability Company, and Cottonwood Technology Group, LLC, a New Mexico Limited Liability Company.

Title Guaranty & Insurance Company, a New Mexico Corporation